EXHIBIT 99.1

NANOBIOTIX Announces Curadigm Nanoprimer Platform Advancements With Updated Plans for Internal Pipeline Development and External Collaborations

  Four new patent applications filed that aim to expand the Curadigm Nanoprimer platform intellectual property portfolio and support an initial proprietary internal pipeline of Nanoprimer products in addition to external collaborations
  New in vivo pre-clinical data evaluating the Nanoprimer in combination with therapeutic vaccines were presented at the 2025 Partnership Opportunities in Drug Delivery conference (PODD) that will serve as the foundation for an initial internal proprietary pipeline of Nanoprimer products
  Momentum building for external collaborations featuring Nanoprimer platform combinations with numerous material transfer agreements already in place
  Chemistry, Manufacturing, and Controls (CMC) activities launched to support both internal pipeline and external collaborations

PARIS and CAMBRIDGE, Mass., Nov. 13, 2025 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced advancements for its next-wave Curadigm Nanoprimer platform.

The Curadigm Nanoprimer is designed to address one of the most universal challenges in modern medicine—the effective extrahepatic delivery of innovative therapeutic agents that are administered intravenously (“IV”) such as RNA-based vaccines, peptide-based vaccines, and oncolytics viruses. Built from precisely engineered lipid-based nanoparticles, the Nanoprimer is intended to transiently occupy liver pathways responsible for therapeutic clearance. By doing so, the Nanoprimer enables a greater fraction of subsequently administered therapeutic agents to reach their intended target tissues, potentially improving efficacy or reducing liver-related toxicity.

Nanobiotix expects the Curadigm Nanoprimer platform to function as a significant driver of long-term growth for the Company, with plans for proprietary internal development of a suite of Nanoprimer products and building momentum for the Nanoprimer platform as a hub for external collaboration.

Four New Patent Applications Filed to Expand Intellectual Property Foundation and Fuel Business Development Activity

Building on a strong intellectual property foundation, Nanobiotix has filed four new patent applications to cover the Curadigm platform and several potential product applications. Taken together with the intellectual property protections already in place, these filings aim to support the further exploration of the Curadigm platform as a hub for external collaboration as well as the creation of an initial proprietary pipeline.

“We believe the Curadigm Nanoprimer platform has broad potential to redefine the way drugs can be designed and developed,” said Laurent Levy, Chief Executive Officer and Chairman of the Executive Board at Nanobiotix. “Our new patent applications aim to further strengthen Curadigm’s intellectual property foundation as both a collaboration platform and as the backbone of a proprietary product pipeline developed internally. With potential applications across several therapeutic areas, the Curadigm Nanoprimer is well positioned to help solve the extrahepatic delivery challenges that limit the potential of innovative therapeutic classes, create new pathways to address the unmet needs of patients, and fuel long-term growth for Nanobiotix.”

First Preclinical Therapeutic Vaccine Combo Data Establishing In Vivo Proof-of-Concept for Cancer Treatment and Beyond

At the 2025 Partnership Opportunities in Drug Delivery conference (PODD), Nanobiotix presented new in vivo preclinical data evaluating the Nanoprimer in combination with nucleic acid-based and peptide-based therapeutic vaccines.

Title: Nanoprimer Technology for Enhanced Therapeutic Delivery: Outsmarting the Liver Barrier
Session: Cell, Gene, & Novel Biologics Delivery
Presenter: Julie Devalliere, PhD, Nanobiotix Senior Biologist

Key findings included:

  Boosted acute immune response following vaccination with mRNA lipoplex vaccines
  Improved memory immune response with mRNA lipoplex vaccines
  Similar results observed with peptide-based vaccines

Nanobiotix believes these data establish a new potential pathway for IV-administered therapeutic vaccines in several therapeutic areas including oncology. The findings will serve as the foundation for the Company’s initial proprietary pipeline of Nanoprimer products.

“Extrahepatic delivery is a persistent barrier that has prevented potentially gamechanging therapies from improving outcomes for patients in need,” said Matthieu Germain, Head of the Curadigm platform at Nanobiotix. “The new therapeutic vaccine combo data presented at PODD 2025 supports our hypothesis that the Curadigm Nanoprimer could bring a novel approach to unlocking new pathways for IV-administered peptide-based and nucleic acid-based product candidates.”

Building Momentum for Strategic Collaborations

The Curadigm Nanoprimer platform has broad potential for development in combination with IV-administered therapeutic agents. In parallel with establishment of its internal proprietary pipeline, Nanobiotix is actively pursuing collaboration pathways and currently has numerous material transfer agreements in place with biotechnology and pharmaceutical partners who are conducting exploratory evaluations of Nanoprimer combinations.

Manufacturing Activities in Motion

Chemistry, Manufacturing, and Controls (CMC) activities for the Curadigm Nanoprimer are progressing in alignment with Nanobiotix’s development roadmap for both its internal pipeline and external collaborations.

About CURADIGM

Curadigm is an early-stage nanotherapeutic platform designed to disrupt the design and development of intravenously(IV)-administered therapeutics and improve outcomes for patients. Curadigm’s Nanoprimer platform potentially increases drug bioavailability or decreasing unintended off-target effects in the liver, specifically hepatic toxicity. The platform is designed for use in combination with IV therapeutics across multiple drug classes. Curadigm is dedicated to advancing therapeutic development based on our deep understanding of how drugs interact with the body, to impact both known and novel drugs across multiple clinical indications.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 2, 2025 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2024 universal registration document filed with the AMF on April 2, 2025 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, including the Half-Year Report at June 30, 2025 which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 investors@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Communications Becky Lauer +1 (646) 286-0057 nanobiotixteam@uncappedcommunications.com

Attachments

  2025-11-13 -- NBTX -- Curadigm Nanoprimer Platform Advancements -- FINAL (https://ml.globenewswire.com/Resource/Download/2b0366a4-b7b1-403a-a64e-8869b715327c)